SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 000-51236

RIPPLE LAKE DIAMONDS, INC.
 (Translation of registrant's name into English)

595 Howe Street, Suite 305
Vancouver, British Columbia
Canada V6C 2T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ x ]         Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [    ]         No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Exhibit	Description

No.1	Press Release

__________________________________________________________________________________

Exhibit No. 1

NEWS RELEASE

Ripple Lake Completes Airborne Surveys at Nunavut and Ontario Projects

Vancouver BC - Aug 3, 2005 - Mr. Robert R. Lipsett is pleased to report on the progress of Ripple Lake Diamonds Inc.'s (TSX-V: RLD) summer exploration programs on the KMD project in the Churchill region of Nunavut and the TCH project in the Marathon area of Ontario. Ripple Lake has now completed its 2005 helicopter frequency domain electromagnetic and magnetometer airborne geophysical survey at both projects.

KMD Project Nunavut

The 3,165 line kilometre survey was completed on the KMD project in late June by Fugro Airborne Surveys Corp. Preliminary geophysical interpretation is being conducted by Condor Consulting of Colorado, specialists in geophysical interpretation for diamond exploration. Preliminary results have identified numerous high priority targets, some coincident with the narrow, well defined areas which returned thousands of angular, short transport kimberlite indicator minerals (KIM) during the 2004 exploration season. (See News Releases dated March 3 and March 31, 2005 for complete details). These high priority targets are now being examined in the field including detailed follow up sampling by Dr. Felix Kaminsky, Ripple Lake's Exploration Manager and his team.

TCH Project Ontario

The 2,700 km Ontario survey was undertaken by Aeroquest Limited of Ontario and was also completed in late June. Ripple Lake is currently completing detailed analysis and interpretation of the geophysical results utilizing the Condor Consulting interpretative techniques so that all targets can be investigated during this summer's ongoing field program. The 2005 exploration program at the TCH project includes detailed follow up sampling of the target areas defined by 2004 exploration activities as well as sampling of the recently acquired additional claims. (See News releases dated April 11 and 14, 2005 for complete details).

Results of the 2005 field programs from both the KMD and TCH projects and selection of drill targets will be published as soon as they are available. George Cavey, P.Geo., VP Exploration and director, is a Qualified Person and takes responsibility for the technical disclosure in this news release.

ON BEHALF OF RIPPLE LAKE DIAMONDS INC.

"Robert Lipsett"
Robert Lipsett
President, CEO and Director

About Ripple Lake Diamonds Inc.
Ripple Lake Diamonds Inc. (TSX-V: RLD) is a Canadian-based diamond exploration company focused on the acquisition and development of superior exploration assets. Ripple Lake's renowned technical expertise, managed by Dr. Felix Kaminsky, P.Geo, one of the world's leading diamond exploration geologists, is currently engaged in two highly prospective Canadian diamond exploration properties in Ontario and Nunavut. For more information on the Company visit http://www.ripplelake.com.

Company Contact:

Investor Relations:
604-484-8264

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Dated this 3rd day of October, 2005.

RIPPLE LAKE DIAMONDS, INC. (Registrant)

BY:	/s/ Robert Lipsett
Robert Lipsett, President and Director